Filed by iPCS, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Horizon PCS, Inc.

Commission File Number of Subject Company: 333-37516

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between iPCS, Inc. (“iPCS”) and Horizon PCS, Inc. (“Horizon PCS”), including future financial and operating results; (2) statements with respect to iPCS’ plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “projects” and similar expressions. Such statements are based upon the current beliefs and expectations of iPCS’ and Horizon PCS’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of iPCS and Horizon PCS may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the iPCS/Horizon PCS transaction may not be fully realized or realized within the expected time frame; (3) the failure of iPCS or Horizon PCS stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with Sprint, subscribers, employees, dealers or suppliers; (5) iPCS’ and Horizon PCS’ dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology or difficulties in implementing the iPCS and Horizon PCS  Nortel equipment swaps; (8) changes in Sprint’s national service plans or fee structure with iPCS or Horizon PCS; (9) change in population; (10) difficulties in network construction; (11) increased competition in iPCS’ or Horizon PCS’ markets; (12) adverse changes in financial position, condition or results of operations;  (13) the inability to open the number of new stores and to expand the co-dealer network as planned; and (14) changes in Sprint’s affiliation strategy as a result of the proposed Sprint/Nextel merger or any other merger involving Sprint.  Additional factors that could cause iPCS’ and Horizon PCS’ results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Report on Form 10-K and in the Quarterly Report on Form 10-Q of iPCS and in the Form S-4 Registration Statement of Horizon PCS filed with the Securities and Exchange Commission (the “Commission”) and available at the Commission’s internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and iPCS and Horizon PCS assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

Stockholders will be able to obtain a free copy of the joint proxy statement-prospectus, as well as other filings containing information about iPCS and Horizon PCS, without charge, at the Commission’s internet site (http://www.sec.gov). Copies of the joint proxy statement-prospectus and the filings with the Commission of iPCS and Horizon PCS can also be obtained without charge, when they become available, by directing a request to iPCS, Inc., 1901 N. Roselle Road, Suite 500, Schaumburg, IL 60195, Attention: Ed Quatmann; or Horizon PCS, Inc., 68 E. Main Street, Chillicothe, OH 45601, Attention: Pete Holland.

The respective directors and executive officers of iPCS and Horizon PCS and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding iPCS’ directors and executive officers is available in the Annual Report on Form 10-K filed with the Commission by iPCS on December 29, 2004, and information regarding Horizon PCS’ directors and executive officers is available in the Form S-4 registration statement filed with the Commission by Horizon PCS on March 17, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement-prospectus and other relevant materials to be filed with the Commission when they become available.

The following statement by Timothy M. Yager,  President & Chief Executive Officer of iPCS, Inc. was included  in an email to employees of iPCS, Inc. on March 17, 2005.

CONFIDENTIAL

“Poised for the Future” Announcement

Employee Conference Call Memorandum

March 17, 2005

TO:                         All Employees

FROM:                   Tim Yager

RE:                          Merger Announcement

Today marks a very exciting milestone in the history of iPCS.

This morning we announced that we have signed a “merger of equals” agreement with Horizon PCS — the Sprint PCS affiliate headquartered in Chillicothe, Ohio, that currently covers approximately 5.3 million POPs in 11 contiguous states across the Upper Midwest.  Horizon had approximately 183,000 subscribers as of December 31st.

iPCS Inc. will be the surviving company in the merger and will become the holding company of both iPCS Wireless, Inc. and Horizon Personal Communications, Inc. The transaction is expected to close this summer after getting approval from various regulatory authorities, Sprint, and the approval from the shareholders of both iPCS and Horizon PCS.  I will remain as the President and CEO of iPCS. Steb Chandor will continue as EVP and CFO.  Alan Morse, Horizon PCS’ current COO, will be joining the company upon closing and serve as the combined company’s COO moving forward.

Upon closing the transaction, the new iPCS will become the second largest Sprint PCS affiliate in terms of covered POPs with approximately 11.2 million.  Our licensed territory will be in portions of 15 states and stretch from Nebraska in the west to western New York and Pennsylvania in the east. Together, we will have over 430,000 subscribers and over 110,000 reseller subscribers.  We believe this transaction will help enhance our profile with Sprint, as well as provide us operating and capital markets efficiencies going forward.

We view this transaction as a positive development for our company as it not only better positions us to compete today, but also allows iPCS to be able to take advantage of additional growth opportunities in the future.

We ask that you join us for an all-employee conference call later this morning at 10:00 a.m. CST to discuss this very important announcement.  On the call, Steb Chandor and I will provide you with a top-line view of our perspective on the deal and do our best to answer any questions you may have.

In the meantime, I have attached a copy of the joint press release we issued this morning for your reference.

To access the call, please dial 1-866-216-6835 a few minutes prior to 10:00 a.m. and enter the pass code 201143.

The dedicated effort of all of our employees over the past couple of years positioned iPCS to successfully pursue the transaction just announced.  As we move through 2005 and into 2006, we look to continue to build on our successes of the past year.  Thank you again for all of your effort and contributions.

We look forward to speaking with you at 10:00 a.m. CST.